02028851

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street – Ottawa – Ontario K2H 8C4
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
e-mail: beaufield@rogers.com

02 MAY -6

CERTIFICATE OF MAILING

SUPPL

April 23, 2002

SEDAR PROFILE # 3575

TSX Venture Exchange Symbol: BFD

Attention: Division of Corporate Finance
Office – International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Beaufield Consolidated Resources Inc. – Second Quarter
EXEMPTION NUMBER: 82-1557
Second Quarter for the period December 1, 2000 – February 28, 2002
CUSIP #: 07433C204

Dear Sir or Madam:

This is to advise you that the unaudited interim financial statements for the second quarter (December 1, 2000 to February 28, 2002) for Beaufield Consolidated Resources Inc., were mailed to all registered and beneficial shareholders of record at the close of business on April 23, 2002 as per National Policy 41, by first class mail on April 23, 2002. Enclosed are copies of these quarterly financials for your records.

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

Christine Hansen

Christine Hansen
Administrative Assistant

dlw 5/8

Exemption number: 82-1557

02 MAY -6 AM 8:42

FORM 51-901F

for the six-months ended February 28, 2002

Incorporated as part of:	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H Ottawa, Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen
Contact's Position:	President
Contact Telephone Number:	613-721-2919 Fax Number: 613-828-7268
For Quarter Ended:	February 28, 2002
Date of Report:	April 23, 2002
Contact e-mail address:	beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	**"Jens E. Hansen"**	**April 23, 2002**
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**April 23, 2002**
Name of Director	Signed	Dated

Schedule A

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended February 28, 2002
(Unaudited – Prepared by Management)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended February 28, 2002
(Unaudited – Prepared by Management

	February 28, 2002 $	August 31, 2001 $
ASSETS		
Current Assets		
Cash and cash equivalents	-	21,548
Marketable Securities	49,645	64,680
Amounts receivable	3,042	2.640
	52,687	88,868
Mineral properties and deferred exploration and Development expenditures	1,513,389	1,489,801
Long-term investment	11,000	11,000
	1,577,076	1,589,669
LIABILITIES		
Current liabilities		
Bank overdraft	904	-
Accounts payable and accrued liabilities	22,791	29,596
	23,695	29,596
SHAREHOLDERS' EQUITY		
Share capital	14,484,326	14,449,326
Deficit	(12,930,945)	(12,889,253)
	1,553,381	1,560,073
	1,577,076	1,589,669

Approved by the Directors:

"Jens E. Hansen" (signed)
Jens E. Hansen, Director

"Robert A. Martin" (signed)
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Operations and Deficit
Six months ended February 28, 2002 and 2001
(Unaudited – Prepared by Management)

	Three Months Ended February 28		Six Months Ended February 28	
	2002	2001	2002	2001
	$	$	$	$
Investment revenues	801	40	802	58
Expenses				
Administrative services, rent and office	8,937	14,463	22,788	25,421
Interest and financing charges	116	-	150	-
Professional fees	-	10,976	1,614	19,464
Shareholder's reports	186	8,866	6,021	17,526
Telecommunications	290	464	1,055	584
Travel and promotion	1,974	1,428	3,372	2,657
Trustee, registration and transfer agent fees	5,258	9,652	7,494	16,201
	16,761	45,849	42,494	81,853
Net loss for period	(15,960)	(45,808)	(41,692)	(81,795)
Deficit, beginning of period	12,914,985	12,486,547	12,889,253	12,450,560
Deficit, end of period	12,930,945	12,532,355	12,930,945	12,532,355
Basic loss per share	0.000	0.000	0.000	0.000

BEAUFIELD CONSOLIDATED RESOURCES INC.

CHANGES IN CASH FLOWS
for the six months ended February 28, 2002
(unaudited)

	For the three month period ended February 28 2002	For the three month period ended February 28 2001	For the six month period ended February 28 2002	For the six month Period ended February 28 2001
	$	$	$	$
Operating Activities				
Net loss	(15,960)	(45,808)	(41,692)	(81,795)
Non-cash items				
Changes in non-cash working capital items:				
Accounts receivable	(888)	(1,103)	(402)	(1,983)
Accounts payable and accrued liabilities	(11,842)	(5,738)	(6,805)	20,539
Use of Cash	(28,690)	(52,649)	(48,899)	(63,239)
Financing Activities				
Issue of shares and source of cash	35,000	-	35,000	-
	35,000	-	35,000	-
Investing Activities				
Disposal of Marketable securities	14,084	-	(5,035)	-
Deferred exploration and development expenditures, net of recovery and use of cash	(23,588)	(2,223)	(23,588)	(2,223)
Source (use of cash)	(9,504)	(2,223)	(8,553)	(2,223)
Net increase(decrease) in cash during period	(3,194)	(54,872)	(22,452)	(781)
Cash position and cash equivalent, beginning of period	2,290	159,241	21,548	105,150
Cash position, end of period	(904)	104,369	(904)	104,369

BEAUFIELD CONSOLIDATED RESOURCES INC.

MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
for the period ended February 28, 2002

	February 28, 2002	August 31, 2001
	$	$
Minerals:		
Louvicourt and Pascalis Townships, Quebec		
Exploration	**394,208**	387,608
Barry, Urban, Carpiquet and Souart Townships, Quebec		
Exploration	**1,000,000**	1,000,000
Launay Township, Quebec		
Property	**312**	312
Exploration	**7,400**	7,400
Lac Evans area, Quebec		
Property	**22,384**	22,384
Exploration	**65,645**	65,645
White Lake, Ontario		
Property	**5,000**	5,000
Exploration	**1,452**	1,452
Hemlo, Ontario		
Property	**5,000**	
Exploration	**10,052**	
Otish, Quebec		
Exploration	**1,936**	
	1,513,389	1,489,801

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – Supplementary Information
for the six months ended February 28, 2002

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares outstanding as at February 28, 2002:
Balance as at August 31, 2001: 19,580,311
Balance as at February 28, 2002: 19,930,311

(c) Commitments:
Stock-based Compensation Plans:
The Company has two stock option plans. Under these plans, the Company is authorized to grant certain directors, officers', employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

Share Purchase Options:
At February 28, 2002, 2,325,000 common shares were outstanding, entitling directors and employees to acquire shares, under the share purchase options. A total of 375,000 common share purchase options at an exercise price of $0.15 per share expired on December 20, 2001, for a total of 1,950,000 common shares.

During the second quarter period, a total of 600,000 common shares were granted to a Director and service provider at an exercise price of $0.10 per share, to be exercised by January 6, 2006.

	Shares	Exercise Price	Expiry Date
Directors	1,950,000	$0.10	January 2, 2006
Director	200,000	$0.10	January 6, 2006
Service Provider	400,000	$0.10	January 6, 2006
Total:	2,550,000 common shares		

Share Purchase Warrants:
As at November 30, 2001, 170,000 warrants, exercisable into common shares at $0.20, if exercised by December 23, 2001, were outstanding. The warrants were not exercised and expired on December 23, 2001.

Augen Capital Corp., granted to acquire 350,000 warrants at $0.12 valid until December 31, 2002, by investing $35,000 in the Company by way of a flow-thru Private Placement at $0.10.

Escrow Shares:
As at February 28, 2002, 129,750 shares (129,750 in 2001), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

The following are Directors of the Company:

Mr. Stephen R. Dunn	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director
Mr. Gary F. Zak	-	Director/Secretary

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "C" – Management Discussion
for the six months ended February 28, 2002

HEMLO:

Beaufield has acquired gold exploration properties covering favourable geology at Hemlo, Ontario. These properties cover 2,016 hectares (5,040 acres) and adjoin the mines which produce approximately one million ounces gold per year. Beaufield believes that the success, other operators are having at Red Lake, can be repeated at Hemlo. Data compilation has been completed.

QUEBEC BASE METALS:

The Matagami and Lac Evans properties will be explored, as soon as, the final approvals are received for the CaribGold transaction. We plan to begin with a detailed airborne magnetic survey at Matagami. The survey will cover existing mines and our property to help look for similar geological signatures.

QUEBEC GOLD:

The Urban Township, Lac Rouleau gold properties remain in good standing and represent an excellent exploration target for future activity.

FINANCING:

Subsequent to the end of the current quarter, Beaufield has agreed with SIDEX, a Quebec based exploration fund, for a $140,000 financing at $0.10 per share with a two year warrant at $0.12 per share. The funds will be used to explore in Quebec.

FINANCIAL DISCUSSION:

Beaufield has continued to reduce its costs to the extent possible. Legal and accounting fees were not paid during the current quarter. These will be paid next quarter when the current transactions are completed. The loss for the current quarter is $16,761 compared to $45,849 in the equivalent quarter of 2001.

Exemption number: 82-1557

FORM 51-901F

for the six-months ended February 28, 2002

Incorporated as part of:	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H Ottawa, Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen
Contact's Position:	President
Contact Telephone Number:	613-721-2919 Fax Number: 613-828-7268
For Quarter Ended:	February 28, 2002
Date of Report:	April 23, 2002
Contact e-mail address:	beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	**"Jens E. Hansen"**	**April 23, 2002**
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**April 23, 2002**
Name of Director	Signed	Dated

Schedule A

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended February 28, 2002
(Unaudited – Prepared by Management)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended February 28, 2002
(Unaudited – Prepared by Management

	February 28, 2002 $	August 31, 2001 $
ASSETS		
Current Assets		
Cash and cash equivalents	-	21,548
Marketable Securities	49,645	64,680
Amounts receivable	3,042	2.640
	52,687	88,868
Mineral properties and deferred exploration and Development expenditures	1,513,389	1,489,801
Long-term investment	11,000	11,000
	1,577,076	1,589,669
LIABILITIES		
Current liabilities		
Bank overdraft	904	-
Accounts payable and accrued liabilities	22,791	29,596
	23,695	29,596
SHAREHOLDERS' EQUITY		
Share capital	14,484,326	14,449,326
Deficit	(12,930,945)	(12,889,253)
	1,553,381	1,560,073
	1,577,076	1,589,669

Approved by the Directors:

"Jens E. Hansen" (signed)
Jens E. Hansen, Director

"Robert A. Martin" (signed)
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Operations and Deficit
Six months ended February 28, 2002 and 2001
(Unaudited – Prepared by Management)

	Three Months Ended February 28		Six Months Ended February 28	
	2002	2001	2002	2001
	$	$	$	$
Investment revenues	801	40	802	58
Expenses				
Administrative services, rent and office	8,937	14,463	22,788	25,421
Interest and financing charges	116	-	150	-
Professional fees	-	10,976	1,614	19,464
Shareholder's reports	186	8,866	6,021	17,526
Telecommunications	290	464	1,055	584
Travel and promotion	1,974	1,428	3,372	2,657
Trustee, registration and transfer agent fees	5,258	9,652	7,494	16,201
	16,761	45,849	42,494	81,853
Net loss for period	(15,960)	(45,808)	(41,692)	(81,795)
Deficit, beginning of period	12,914,985	12,486,547	12,889,253	12,450,560
Deficit, end of period	12,930,945	12,532,355	12,930,945	12,532,355
Basic loss per share	0.000	0.000	0.000	0.000

BEAUFIELD CONSOLIDATED RESOURCES INC.

CHANGES IN CASH FLOWS
for the six months ended February 28, 2002
(unaudited)

	For the three month period ended February 28 2002	For the three month period ended February 28 2001	For the six month period ended February 28 2002	For the six month Period ended February 28 2001
	$	$	$	$
Operating Activities				
Net loss	(15,960)	(45,808)	(41,692)	(81,795)
Non-cash items				
Changes in non-cash working capital items:				
Accounts receivable	(888)	(1,103)	(402)	(1,983)
Accounts payable and accrued liabilities	(11,842)	(5,738)	(6,805)	20,539
Use of Cash	(28,690)	(52,649)	(48,899)	(63,239)
Financing Activities				
Issue of shares and source of cash	35,000	-	35,000	-
	35,000	-	35,000	-
Investing Activities				
Disposal of Marketable securities	14,084	-	(5,035)	-
Deferred exploration and development expenditures, net of recovery and use of cash	(23,588)	(2,223)	(23,588)	(2,223)
Source (use of cash)	(9,504)	(2,223)	(8,553)	(2,223)
Net increase(decrease) in cash during period	(3,194)	(54,872)	(22,452)	(781)
Cash position and cash equivalent, beginning of period	2,290	159,241	21,548	105,150
Cash position, end of period	(904)	104,369	(904)	104,369

BEAUFIELD CONSOLIDATED RESOURCES INC.

MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES
for the period ended February 28, 2002

	February 28, 2002	August 31, 2001
	$	$
Minerals:		
Louvicourt and Pascalis Townships, Quebec		
Exploration	394,208	387,608
Barry, Urban, Carpiquet and Souart Townships, Quebec		
Exploration	1,000,000	1,000,000
Launay Township, Quebec		
Property	312	312
Exploration	7,400	7,400
Lac Evans area, Quebec		
Property	22,384	22,384
Exploration	65,645	65,645
White Lake, Ontario		
Property	5,000	5,000
Exploration	1,452	1,452
Hemlo, Ontario		
Property	5,000	
Exploration	10,052	
Otish, Quebec		
Exploration	1,936	
	1,513,389	1,489,801

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – Supplementary Information
for the six months ended February 28, 2002

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares outstanding as at February 28, 2002:

Balance as at August 31, 2001:	19,580,311
Balance as at February 28, 2002:	19,930,311

(c) Commitments:

Stock-based Compensation Plans:

The Company has two stock option plans. Under these plans, the Company is authorized to grant certain directors, officers', employees and service providers, options to purchase up to an aggregate of 3,900,000 common shares. No optionee, at the date of the option, may hold more than 5% of shares issued and outstanding; however, the limit for service providers is 2%.

Share Purchase Options:

At February 28, 2002, 2,325,000 common shares were outstanding, entitling directors and employees to acquire shares, under the share purchase options. A total of 375,000 common share purchase options at an exercise price of $0.15 per share expired on December 20, 2001, for a total of 1,950,000 common shares.

During the second quarter period, a total of 600,000 common shares were granted to a Director and service provider at an exercise price of $0.10 per share, to be exercised by January 6, 2006.

	Shares	Exercise Price	Expiry Date
Directors	1,950,000	$0.10	January 2, 2006
Director	200,000	$0.10	January 6, 2006
Service Provider	400,000	$0.10	January 6, 2006
Total:	2,550,000 common shares		

Share Purchase Warrants:

As at November 30, 2001, 170,000 warrants, exercisable into common shares at $0.20, if exercised by December 23, 2001, were outstanding. The warrants were not exercised and expired on December 23, 2001.

Augen Capital Corp., granted to acquire 350,000 warrants at $0.12 valid until December 31, 2002, by investing $35,000 in the Company by way of a flow-thru Private Placement at $0.10.

Escrow Shares:

As at February 28, 2002, 129,750 shares (129,750 in 2001), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

The following are Directors of the Company:

Mr. Stephen R. Dunn	-	Director/Member of Audit Committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director
Mr. Gary F. Zak	-	Director/Secretary

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "C" – Management Discussion
for the six months ended February 28, 2002

HEMLO:

Beaufield has acquired gold exploration properties covering favourable geology at Hemlo, Ontario. These properties cover 2,016 hectares (5,040 acres) and adjoin the mines which produce approximately one million ounces gold per year. Beaufield believes that the success, other operators are having at Red Lake, can be repeated at Hemlo. Data compilation has been completed.

QUEBEC BASE METALS:

The Matagami and Lac Evans properties will be explored, as soon as, the final approvals are received for the CaribGold transaction. We plan to begin with a detailed airborne magnetic survey at Matagami. The survey will cover existing mines and our property to help look for similar geological signatures.

QUEBEC GOLD:

The Urban Township, Lac Rouleau gold properties remain in good standing and represent an excellent exploration target for future activity.

FINANCING:

Subsequent to the end of the current quarter, Beaufield has agreed with SIDEX, a Quebec based exploration fund, for a $140,000 financing at $0.10 per share with a two year warrant at $0.12 per share. The funds will be used to explore in Quebec.

FINANCIAL DISCUSSION:

Beaufield has continued to reduce its costs to the extent possible. Legal and accounting fees were not paid during the current quarter. These will be paid next quarter when the current transactions are completed. The loss for the current quarter is $16,761 compared to $45,849 in the equivalent quarter of 2001.